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Filed pursuant to 424(b)(3)
Registration No. 333-140887

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 6B DATED NOVEMBER 4, 2010
TO THE PROSPECTUS DATED APRIL 29, 2010

        This Supplement No. 6B supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Opportunity REIT II, Inc. dated April 29, 2010, Supplement No. 4 dated July 23, 2010, Supplement No. 5 dated August 16, 2010, and Supplement No. 6 dated September 23, 2010. Unless otherwise defined in this Supplement No. 6B, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

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  information regarding an investment in a portfolio of medical office buildings in South Florida;

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  information regarding an investment in a hotel property on the Island of Kauai in Hawaii;

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  the financing of Archibald Business Center; and

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  updates regarding the discussion of recent developments of other Behringer Harvard sponsored programs.

Investment in the Florida MOB Portfolio

        On October 8, 2010, we acquired, through BH-AW Florida MOB Venture, LLC (the "Florida MOB Joint Venture"), a wholly owned subsidiary of our operating partnership, 100% ownership of a portfolio of eight medical office buildings located in South Florida and fee simple title to certain excess land related to the portfolio of buildings from an unaffiliated third party seller and entered into ground leases with the seller for each of the medical office buildings for an aggregate purchase price of $47.1 million. Fee simple title to the land upon which the eight buildings are located was retained by the seller. The ground leases expire in October 2060 with an option to extend for an additional 25 years upon meeting certain conditions as set forth in the ground leases. Title to the medical office buildings reverts back to the seller upon termination of the ground leases.

        On October 20, 2010, as contemplated pursuant to the terms of the limited liability company agreement of the Florida MOB Joint Venture, two wholly owned subsidiaries of Applefield Waxman Capital, Inc. (the "AW Entities") contributed cash in the amount of approximately $322,000 and an 80% interest in an affiliated entity that owns a ninth medical office building known as the Gardens Medical Pavilion located in South Florida (the "GMP Owner") to the Florida MOB Joint Venture. The Gardens Medical Pavilion has an appraised value of approximately $23.5 million. Concurrent with the capital contributions by the AW Entities, we made an additional capital contribution to the Florida MOB Joint Venture, the existing indebtedness related to the Gardens Medical Pavilion was paid off and the interest of the Florida MOB Joint Venture in the GMP Owner increased from 80% to approximately 88.7% because the other members of the GMP Owner elected not to contribute additional capital and were diluted. The Florida MOB Joint Venture has the authority to make all day-to-day and major decisions related to the Gardens Medical Pavilion. We refer to the aggregate portfolio of nine medical office buildings, the ground leases and the excess land as the Florida MOB Portfolio.

        Upon the AW Entities' capital contribution and their admittance to the Florida MOB Joint Venture, we hold a 90% ownership interest in the joint venture and the AW Entities own the remaining 10% interest and a promoted interest after a preferred return to the members based on their respective capital contributions. One of the AW Entities is the managing member of the joint venture and has the authority to conduct the business and affairs of the joint venture subject to our approval of all major decisions. In the event of a deadlock, an event of default or a for cause event with respect to the joint venture, either member of the joint venture may initiate buy/sell procedures with respect to their ownership interests in the joint venture.

        We funded the $47.1 million purchase price, excluding closing costs, for the acquisition of the eight medical office buildings, the ground lease and the excess land we acquired on October 8, 2010 with proceeds from this offering. In addition, in connection with the AW Entities' admission to the Florida MOB Joint Venture, we made a $35 million bridge loan to the Florida MOB Joint Venture for purposes of paying off the existing indebtedness related to the Gardens Medical Pavilion and funding working capital and renovation expenses. The Florida MOB Joint Venture pledged its interest in nine special purpose entities that own the medical office buildings in the Florida MOB Portfolio, except for the Gardens Medical Pavilion, and the excess land. The bridge loan matures on January 7, 2011 with one three-month extension option. Monthly payments are interest-only with the entire principal and any accrued and unpaid interest due at maturity. The loan bears interest at 7% per annum. It is anticipated that permanent third party financing will repay the $35 million bridge loan prior to its maturity. Proceeds from this offering were used to fund the bridge loan.

        The Florida MOB Portfolio contains an aggregate of approximately 694,000 rentable square feet plus an additional 7.8 acres of land related to the excess land in which we acquired a fee simple interest. As of September 30, 2010, the Florida MOB Portfolio was approximately 79% leased to 224 tenants and the aggregate annualized base rent, calculated annualizing the current, in-place monthly base rent for the leases, was approximately $11.5 million. The weighted-average remaining lease term for the tenants was approximately 2.9 years. The Florida MOB Portfolio consists of the following:

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  Gardens Medical Pavilion, located in Palm Beach Gardens, Florida, was completed in 1995, contains approximately 75,000 rentable square feet and is approximately 90% leased;

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  Hialeah Medical Plaza, located in Hialeah, Florida, was completed in 1982, contains approximately 73,000 rentable square feet and is approximately 76% leased;

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  Palmetto Medical Center, located in Hialeah, Florida, was completed in 1980, contains approximately 133,000 rentable square feet and is approximately 82% leased;

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  North Shore Medical Arts Building, located in Miami, Florida, was completed in 1980, contains approximately 57,000 rentable square feet and is approximately 87% leased;

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  Victor Farris Building, located in West Palm Beach, Florida, was completed in 1988, contains approximately 148,000 rentable square feet and is approximately 83% leased;

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  Florida Medical Center—Central, located in Fort Lauderdale, Florida, was completed in 1978, contains approximately 27,000 rentable square feet and is approximately 79% leased;

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  Florida Medical Center—East, located in Fort Lauderdale, Florida, was completed in 1974, contains approximately 28,000 rentable square feet and is approximately 58% leased;

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  Florida Medical Center—North, located in Fort Lauderdale, Florida, was completed in 1973, contains approximately 27,000 rentable square feet and is approximately 57% leased;

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  Florida Medical Center—Mall, located in Fort Lauderdale, Florida, was completed in 1973, contains approximately 125,000 rentable square feet and is approximately 70% leased; and

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  Florida Medical Center—Raw Land, located in Fort Lauderdale, Florida adjacent to the Florida Medical Center—Central building, consists of 7.8 acres of undeveloped land.

        We believe that the Florida MOB Portfolio is suitable for its intended purpose and adequately covered by insurance. We intend to make approximately $5.3 million of renovations and improvements to the Florida MOB Portfolio. We expect to fund these renovations and improvements with proceeds from this offering. The Florida MOB Portfolio is located in a submarket where there are a number of comparable properties that might compete with it.

 Courtyard by Marriott at Kauai Coconut Beach Hotel

        On October 20, 2010, we acquired, through a joint venture formed between a wholly owned subsidiary of our operating partnership and the Kauai Hotel Series of JMIR Investments III, LP, an unaffiliated third party, (the "Kauai Joint Venture") a fee simple interest in a hotel property located at Waipouli Beach on the island of Kauai in Hawaii (the "Kauai Coconut Beach Hotel") from an unaffiliated third party seller. We acquired the Kauai Coconut Beach Hotel for the assumption and modification of $38 million of existing senior financing secured by a first lien mortgage on the property.

        The Kauai Coconut Beach Hotel is comprised of an approximately 10.4 acre parcel of land and includes 311 guest rooms with an average size of 416 square feet, six meeting rooms totaling approximately 6,200 square feet and a number of guest amenities including two restaurants, a day spa, outdoor swimming pool, fitness facility and tennis courts. It was originally completed in 1978 and renovated in 2005. For the trailing twelve-month period ended August 31, 2010, the average occupancy was 48.4%, average daily rate per room was $93.16, and revenue per available room was $45.04.

        In order for us to qualify as a REIT, neither we, our operating partnership, nor any subsidiary can operate the hotel. Thus, the Kauai Joint Venture has leased the Kauai Coconut Beach Hotel to a joint venture formed between our TRS, which is a wholly owned subsidiary of our operating partnership, and the Kauai Hotel Series of JMIR Investments III, LP (the "Kauai Joint Venture Operator"). The Kauai Joint Venture Operator has entered a management agreement with Davidson Hotel Company LLC to manage and supervise the daily operations of the hotel. The Kauai Joint Venture Operator has also entered a franchise license agreement with Marriot International, Inc. which provides for franchising the hotel under the Courtyard by Marriot brand.

        We own an 80% interest in the Kauai Joint Venture and the Kauai Joint Venture Operator and our joint venture partner owns the remaining 20% interest and a promoted interest after a preferred return to the members based on their respective capital contributions. Our joint venture partner, through its wholly owned subsidiary, has the authority to manage the business and affairs of both joint ventures subject to our approval of all major decisions. In the event of a deadlock, an event of default or a for cause event with respect to either joint venture, any member of the joint ventures may initiate buy/sell procedures with respect to their ownership interests in the joint venture.

        In connection with the acquisition of the Kauai Coconut Beach Hotel and assumption of the $38 million senior financing related to the property, we entered an amended and restated loan agreement with the lender. The loan bears interest at 30-day LIBOR plus 95 basis points. Pursuant to the terms of the loan agreement, the Kauai Joint Venture is required to enter an interest rate protection agreement which caps LIBOR at 5.5% for the first three years of the loan and at 6% for the period thereafter. Monthly payments on the loan are interest-only with the entire principal and any accrued an unpaid interest due at maturity. The maturity date for the loan is November 9, 2015, which may be extended until April 9, 2017. The loan may be prepaid in whole but not in part without prepayment penalty or similar charge. In connection with our assumption of the senior financing, the lender cause the liens of two mezzanine loans secured by direct and indirect ownership interests in the seller to be released. The $38 million debt we assumed is currently the only debt related to the Kauai Coconut Beach Hotel.

        We and the parent company of our joint venture partner, JMI Realty LLC, have provided a limited guaranty with respect to certain potential costs, expenses, losses, damages and other sums which may result from certain actions or inactions by the Kauai Joint Venture and its affiliates. We and JMI Realty LLC have also provided a guaranty of the principal balance outstanding under the loan in the event of the occurrence of certain "bad boy" acts as set forth in the Guaranty. Pursuant to the Guaranty, both we and JMI Realty LLC are jointly and severally liable for the guarantied obligations.

        We believe that the Kauai Coconut Beach Hotel is suitable for its intended purpose and adequately covered by insurance. We intend to make approximately $11.7 million of renovations and improvements to the Kauai Coconut Beach Hotel which we expect to fund with proceeds from this offering. The Kauai Coconut Beach Hotel is located in a submarket where there are a number of comparable properties that might compete with it.

        "Courtyard by Marriott" is a registered trademark of Marriott International, Inc. or one of its affiliates. All references to "Marriott" mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott's relationship with the issuer, or otherwise. Marriott is not involved in any way, whether as an "issuer" or "underwriter" or otherwise, in the offering by Behringer Harvard Opportunity REIT II and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Behringer Harvard Opportunity REIT II shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

Archibald Business Center Financing

        On August 27, 2010, through a joint venture with CT Realty Investors, an unaffiliated third party, we acquired an 80% interest in a corporate headquarters and industrial warehouse facility containing approximately 231,000 rentable square feet situated on an 11 acre site located in Ontario, California ("Archibald Business Center") and part of the Inland Empire. The purchase price for our interest was approximately $7.6 million, excluding closing costs, which we funded from proceeds from this offering.

        On October 25, 2010, we entered, through the joint venture, a mortgage loan with an unaffiliated third party lender for $7.9 million secured by Archibald Business Center, of which $6.1 million was advanced at closing. The loan bears interest at 10% per annum, compounded monthly, and is payable in monthly installments of interest only. If available cash is insufficient to pay interest at 10%, monthly payments may be made based on an interest rate of 7% with the remaining interest deferred and accrued. Upon the earlier to occur of repayment of the loan in full or the maturity date, we are required to pay the lender a participation equal to 15% of the amount by which the fair market value of Archibald Business Center exceeds the sum of the outstanding debt, plus the joint venture equity interest in the property and an 8% return on the joint venture equity. The loan matures on November 1, 2013, subject to one six-month extension option upon the payment of an extension fee and meeting certain other conditions. The entire principal amount, plus accrued and unpaid interest and fees, are due at maturity, assuming no prior prepayment. The loan may be prepaid in whole or in part, subject to an exit fee of 1%, and prior to October 1, 2012, a yield maintenance premium. The loan is nonrecourse to us except with respect to certain "bad boy" acts.

Prior Performance Summary

Adverse Effects of Economic Downturn on Prior Programs and Value Preservation Efforts

        The following information supersedes and replaces the similar information contained in the "Prior Performance Summary—Recent Developments" section of the prospectus:

        The information in this subsection is designed to update investors regarding other Behringer Harvard sponsored programs. Due to the challenging real estate market, credit market, and general economic conditions over the past few years, most of this information relates to adverse developments. The current economic crisis, which began with the collapse of residential subprime credit markets and continued through an overall crisis in, and freeze of, the credit markets toward the end of 2008, followed by unemployment and economic declines unprecedented in the last 70 years, has had severely negative effects across substantially all commercial real estate. As the industry has been affected, Behringer Harvard sponsored investment programs that substantially completed their primary equity offerings at or prior to the end of 2008 have been adversely affected by the disruptions to the economy generally and the real estate market. These economic conditions have adversely affected the financial condition of many of these programs' tenants and lease guarantors, resulting in tenant defaults or bankruptcies. Further, lowered asset values, as a result of declining occupancies, reduced rental rates, and greater tenant concessions and leasing costs, have reduced investor returns in these investment programs because these factors not only reduce current return to investors but also negatively impact the ability of these investment programs to refinance or sell their assets and to realize gains thereon.

        In response to these economic stresses, these Behringer Harvard sponsored investment programs have altered their overall strategies from acquisition and growth to focusing on capital conservation, debt extensions, and restructurings, reduction of operating expenses, and management of lease renewals and retenanting, declining occupancies and rental rates, and increases in tenant concessions and leasing costs. Identified and described below are trends regarding the consequences of the current economic environment affecting certain characteristics of these other investment programs. These trends provide additional information as to the consequences of the current economic conditions on real estate investment programs of the type sponsored by Behringer Harvard, many of which consequences may affect us.

        Distributions and Redemptions.    Behringer Harvard Mid-Term Value Enhancement Fund I previously paid monthly distributions at a 6% annualized rate (all distribution rate calculations herein assume a per unit or share purchase price of $10.00 reduced for capital distributions arising from sales of assets). As a result of the sale described below, the general partners reduced the normal distributions to a 3% annualized rate based on a $10.00 price per unit effective June 1, 2010. While remaining portfolio liquidation may be delayed because of current economic challenges, Behringer Harvard Mid-Term Value Enhancement Fund I is at the stage where it is operating with a view to provide capital returns to its investors through the sale of its assets. On April 15, 2010, it sold one of its office properties. This building was the second building sold from its original portfolio of six properties, leaving it with four remaining properties. The general partners determined to distribute virtually all of the net proceeds of the sale to the limited partners of record as of May 17, 2010 via a special distribution of $0.63 per unit on May 25, 2010.

        Behringer Harvard Multifamily REIT I lowered its annualized distribution rate for its monthly distributions from 7% to 6% effective beginning in the month of September 2010. Behringer Harvard REIT I lowered its annualized distribution rate for its monthly distributions from 6.5% to 3.25% beginning in April 2009 and to 1% in connection with its May through October 2010 distributions. Behringer Harvard Opportunity REIT I moved from monthly to quarterly distributions and lowered its annualized distribution rate from 3% to 1% beginning with its distribution for the first quarter of 2010. The regular distribution of Behringer Harvard Short-Term Opportunity Fund I was discontinued beginning with the third quarter of 2009. Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I and Behringer Harvard Mid-Term Value Enhancement Fund I have each indicated that their focus in the current environment is on capital preservation and that they may further reduce their distribution rates or cease paying distributions.

        In March 2009, to conserve capital, Behringer Harvard REIT I and Behringer Harvard Opportunity REIT I suspended their share redemption programs except for redemptions requested by stockholders by reason of death, disability, or confinement to long-term care. Behringer Harvard REIT I further limited such redemptions to no more than $2.5 million for each of the first and second redemption periods of 2010 and approximately $1.1 million for each of the third and fourth redemption periods of 2010. All redemption requests in good order were redeemed on a pro rata basis with any remaining shares carrying over to the next redemption period. Behringer Harvard REIT I and

Behringer Harvard Opportunity REIT I may further limit or suspend redemptions. In connection with their announcements of their intention to enter their portfolio liquidation phase in December 2006, Behringer Harvard Mid-Term Value Enhancement Fund I and Behringer Harvard Short-Term Opportunity Fund I terminated their redemption programs (as well as their distribution reinvestment plans).

        The current economic crisis has also negatively impacted the operating performance of Behringer Harvard REIT I and Behringer Harvard Opportunity REIT I. Cash flow from operating activities has been insufficient to fund both the net cash required to fund distributions and the capital requirements of their properties. As a result, portions of the net cash required for distributions and capital expenditures of these REITs were funded from their cash on hand, including proceeds from borrowings.

        Estimated Valuations.    Both Behringer Harvard Mid-Term Value Enhancement I and Behringer Harvard Short-Term Opportunity Fund I announced estimated valuations as of December 31, 2009 of $7.09 and $6.45 per unit, respectively, of their limited partner units. As a result of the special distribution described above, the estimated valuation of the limited partner units of Behringer Harvard Mid-Term Value Enhancement Fund I was adjusted to $6.46. Behringer Harvard Opportunity REIT I announced estimated valuations of its common stock of $8.17 per share as of June 22, 2009 and $8.03 as of December 31, 2009. Behringer Harvard REIT I announced an estimated valuation of its common stock of $4.25 per share as of May 17, 2010. Each of these units and shares were originally sold in their best efforts public offerings for a gross offering price of $10.00.

        As with any valuation methodology, the methodologies used by the Behringer Harvard sponsored investment programs utilize a number of estimates and assumptions. Parties using different assumptions and estimates could derive a different estimated value and these differences could be significant. The estimated values per share or unit were adopted pursuant to the specific valuation policies of these investment programs and do not represent the fair value of the shares or units calculated in accordance with GAAP or the price at which such shares or units would trade on a national securities exchange. The valuation policies and the announcements of estimated values for these programs should be reviewed for additional information and limitations.

        Waiver or Deferral of Fees and Expenses.    Behringer Harvard Holdings and its affiliates have from time to time, voluntarily when it has perceived circumstances to warrant it, waived fees and expenses due from their sponsored investment programs. In 2010, affiliates of Behringer Harvard Holdings agreed to defer until March 31, 2011 asset management fees accruing during the months of May 2010 through October 2010 and all debt financing fees, expense reimbursements and property management oversight fees accruing during the months of July 2010 through October 2010 owed by Behringer Harvard Opportunity REIT I. In addition, for the first three quarters of 2010, affiliates of Behringer Harvard Holdings waived or agreed to waive asset management fees of approximately $6.9 million owed by Behringer Harvard REIT I, and for the first six months of 2010, asset management fees and reimbursement of operating expenses of approximately $35,000 and $4.9 million, respectively, owed by Behringer Harvard Short-Term Opportunity Fund I, asset management fees and reimbursement of operating expenses of approximately $104,000 and $461,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund I (a privately offered program) and property management oversight fees, asset management fees, acquisition fees and reimbursement of operating expenses of approximately $99,000, $160,000, $71,000 and $807,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund II (also a privately offered program). For the fiscal year ended December 31, 2009, affiliates of Behringer Harvard Holdings waived asset management fees of approximately $7.5 million owed by Behringer Harvard REIT I, asset management fees and reimbursement of operating expenses of approximately $31,000 and $301,000, respectively, owed by Behringer Harvard Short-Term Opportunity Fund I, asset management fees and reimbursement of operating expenses of approximately

$70,000 and $187,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund I, and asset management fees and reimbursement of operating expenses of approximately $172,000 and $161,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund II. In addition, affiliates of Behringer Harvard Holdings waived property management oversight fees of approximately $161,000 owed by Behringer Harvard Strategic Opportunity Fund II. In 2008, affiliates of Behringer Harvard Holdings waived asset management fees of approximately $566,000 owed by Behringer Harvard Strategic Opportunity Fund I and asset management fees of approximately $892,000 owed by Behringer Harvard Strategic Opportunity Fund II. Behringer Harvard REIT I's advisor and Behringer Harvard Short-Term Opportunity Fund I's general partners each waived asset management fees of approximately $1.0 million for the year ended December 31, 2007. In addition, in 2007, affiliates of Behringer Harvard Holdings waived property management oversight fees of approximately $333,000 owed by Behringer Harvard Strategic Opportunity Fund II. The results of operations and distributions from these programs shown in the Prior Performance Tables would have been lower without such arrangements. There is no assurance that Behringer Harvard Holdings or its affiliated entities will waive or defer fees or expenses due from its sponsored investment programs in the future.

        Impairments.    Under GAAP, Behringer Harvard sponsored investment programs consider the applicability of any financial statement impairments of the assets that they own. As a result of adverse economic conditions beginning in 2008 and continuing through 2009, Behringer Harvard REIT I has taken impairments of approximately $21.1 million, $259.1 million and $52.0 million during fiscal years ended December 31, 2008 and 2009, and the first half of 2010, respectively. Behringer Harvard Opportunity REIT I has taken impairments of approximately $19.4 million, $15.5 million, and $4.2 million during the fiscal years ended December 31, 2008 and 2009 and during the first half of 2010, respectively. In addition, Behringer Harvard Opportunity REIT I recorded a reserve for loan losses totaling $11.1 million, including $7.1 million recognized as a provision to loan losses during 2010. Behringer Harvard Mid-Term Value Enhancement Fund I recognized an asset impairment of approximately $0.4 million during the first quarter of 2010. Also, for the years ended December 31, 2007, 2008, and 2009 and the quarter ended March 31, 2010, Behringer Harvard Short-Term Opportunity Fund I recognized inventory valuation adjustments of approximately $2.4 million, $16.8 million, $0.5 million and $1.7 million, respectively. For the second quarter of 2010, Behringer Harvard Short-Term Opportunity Fund I recorded an impairment charge of $2.8 million. In addition, Behringer Harvard Strategic Opportunity Fund II recognized an asset impairment of approximately $3.2 million in 2008 and approximately $1.8 million in 2009.

        Financings.    The recent turbulent financial markets and disruption in the banking system, as well as the nationwide economic downturn, have created a severe lack of credit, rising costs of any debt that is available and reluctance by lenders to lend as large a percentage of debt to equity than in prior periods. These market disruptions have adversely affected all of the Behringer Harvard investment programs that substantially completed their equity offerings at or prior to the end of 2008 (except Behringer Harvard Mid-Term Value Enhancement Fund I, which incurred no debt). These investment programs have experienced loan maturities that have not been refinanced or that have been refinanced at reduced values requiring additional collateral or equity and/or at higher interest rates or loan defaults related to certain of their assets. These programs are working with their lenders to replace, extend, or restructure debt arrangements as they mature or to purchase or payoff the debt at discounted amounts and to otherwise manage their debt arrangements to preserve value for their investors, although there is no assurance that they will be able retain all of their assets as mortgage loans mature.

        To date, these investment programs have had substantial success in these activities. For example, in December 2009, Behringer Harvard REIT I restructured the loan secured by its Ashford Perimeter property located in Atlanta, Georgia. The balance prior to the restructure of approximately $34.3 million was bifurcated into two tranches, with the second tranche subordinate to the return of and return on additional contributions provided by Behringer Harvard REIT I for debt service on the first tranche, operating shortfalls, anticipated re-leasing costs and capital improvements at the property. In addition, the loan maturity date was extended from February 1, 2012 to February 1, 2016. Further, in February 2010, Behringer Harvard REIT I completed a discounted purchase, through a wholly-owned subsidiary, of the approximately $42.8 million note secured by its 1650 Arch Street property located in Philadelphia, Pennsylvania, resulting in a gain on the extinguishment of debt of approximately $9.4 million. The note payable of approximately $42.8 million remains a liability of the borrower, a limited partnership in which Behringer Harvard REIT I owns a 90% controlling interest, and the debt remains in default. However, with respect to two of its assets, Behringer Harvard REIT I was unable to negotiate a satisfactory restructuring or debt purchase and transferred the related property to the mortgage lender in lieu of foreclosure. As of June 30, 2010, in addition to the default on the note secured by 1650 Arch Street described above, Behringer Harvard REIT I was in default or had events of default on four non-recourse property loans with a combined outstanding balance of approximately $103.6 million. As of August 6, 2010, defaults or events of default had occurred on loans associated with two additional properties with a combined outstanding balance of approximately $70.4 million. As of August 6, 2010, at least five other Behringer Harvard REIT I properties have property loans that need to be modified during 2010 in order to justify further investment, some of which may have imminent defaults or events of default.

        For Behringer Harvard Opportunity REIT I, the construction loan in the amount of approximately $37.6 million associated with GrandMarc at Westberry Place was refinanced in December 2009. The maturity date of the refinanced loan is January 1, 2020. Also in December 2009, the construction loan in the amount of $26.9 million associated with GrandMarc at the Corner was refinanced. The maturity date of the refinanced loan is January 1, 2020. On October 22, 2010, Behringer Harvard Opportunity REIT I sold the GrandMarc at the Corner property to an unaffiliated third party. In November 2009, Behringer Harvard Opportunity REIT I reached an agreement with the lender to extend the $24.5 million land tranche of the loan associated with the Frisco Square investment until July 28, 2011. On August 5, 2010, Behringer Harvard Opportunity REIT I, concurrently with entering into two new joint ventures with Digital Realty Trust, Inc., a publicly traded REIT, reached an agreement with the lender to replace the original loans in the aggregate amount of $52.5 million associated with the Santa Clara Data Center investment that matured on June 9, 2010. The joint ventures paid down the original loans' balance by an aggregate of $7 million. The original loans were severed and replaced by new loan agreements with an aggregate original principal balance of $45.5 million. The maturity date of the replacement loans is June 9, 2013. As of June 30, 2010, Behringer Harvard Opportunity REIT I was in default on two property loans with a combined outstanding balance of $35.6 million, and subsequent to June 30, 2010, ownership of the property related to one of the loans with an outstanding balance of $18 million was transferred to the lender pursuant to a deed-in-lieu of foreclosure.

        During 2009, Behringer Harvard Short-Term Opportunity Fund I was able to successfully restructure or extend approximately seventy percent of its $156.0 million in debt, including, in July 2009, extending the maturity date of the Bretton Woods property loan, having an outstanding principal balance of $1.3 million as of December 31, 2009, to July 15, 2011 and extending the maturity date of the Melissa Land loan, having an outstanding principal balance of $1.7 million as of December 31, 2009, to July 29, 2012. In October 2009, Behringer Harvard Short-Term Opportunity Fund I extended the maturity date of the Mockingbird Commons condominium loan in an amount equal to $25 million to October 1, 2011 and obtained permission to lease the residential condominium units pending their ultimate sale and modified the Cassidy Ridge property loan to permit a second lien position on the Cassidy Ridge property as additional security for the Mockingbird Commons condominium loan with the same lender. In December 2009, Behringer Harvard Short-Term Opportunity Fund I successfully negotiated the removal of certain financial covenants and extension of the maturity date of the Mockingbird Commons hotel loan, with an outstanding principal balance of $41.2 million as of December 31, 2009, to December 21, 2012 with options to extend the maturity date for two periods of twelve months each if certain conditions are met. The program also modified its revolving credit agreement, with an outstanding principal balance of $9.7 million as of December 31, 2009, to permit a second lien position on the 250/290 Carpenter property as additional security for the Mockingbird Commons hotel loan and extending the maturity date of borrowings under the revolver agreement to December 21, 2012 with options to extend the maturity date. As of June 30, 2010, Behringer Harvard Short-Term Opportunity Fund I was in default with respect to three loans with an aggregate outstanding balance of $15.1 million.

        In July 2010, Behringer Harvard Strategic Opportunity Fund I, with its joint venture partner Behringer Harvard Strategic Opportunity Fund II, successfully negotiated an extension of the maturity date of the $9 million property loan in the development known as Three Two Three Tahoe secured by the development to June 2012. In May 2010, Behringer Harvard Strategic Opportunity Fund I also completed a pay down of $2.2 million on the loan secured by the Hotel Palomar Los Angeles—Westwood, resulting in an outstanding loan balance of $61.1 million, and obtained an extension of the maturity date of the property loan to May 2011.

        In January 2010, in order to obtain loan extensions on existing debt, Behringer Harvard Strategic Opportunity Fund II cross-collateralized the Overschiestraat portfolio loan with the Lindeveste portfolio, resulting in an aggregate combined loan balance of approximately $25.8 million (based on dollar/Euro exchange rates on June 30, 2010) at June 30, 2010, and extended the maturity date of the loan to December 2012. In April 2009, Behringer Harvard Strategic Opportunity Fund II extended the maturity date for the McKinney land loan in the amount of approximately $4 million to April 2012, and in November 2009, Behringer Harvard Strategic Opportunity Fund II extended the maturity date for the Hawk's Cay property loan in the amount of $101.8 million to February 2014.

        Behringer Harvard sponsored programs are in discussions with the lenders on loans in default and any other loans that may be considered "at risk" by these programs to either restructure the debt or to purchase or pay off the debt at a discount. However, there is no assurance that the programs will be able to restructure the debt or to purchase or payoff the debt at a discount, which could result in foreclosure or a transfer of ownership of the properties to the lenders.

        Sponsor Activities.    Behringer Harvard Holding entities have also, voluntarily and in circumstances where a short term need for liquidity has been deemed by them to be advisable, provided loans to certain Behringer Harvard sponsored investment programs, including Behringer Harvard Short-Term Opportunity Fund I, Behringer Harvard Strategic Opportunity Fund I, and Behringer Harvard Strategic Opportunity Fund II. The outstanding principal balance of these loans as of June 30, 2010 was approximately $13.9 million (net of the loan forgiveness described below), $14.1 million, and $13.2 million, respectively. On December 31, 2007 and 2009, Behringer Harvard Holdings forgave approximately $7.5 million and $15 million, respectively, of principal loans and all interest thereon owed by Behringer Harvard Short-Term Opportunity Fund I, which was accounted for as a capital contribution by its general partners. Behringer Harvard Holdings has also leased vacant space at certain of its TIC Programs discussed below. The results of operations and distributions from Behringer Harvard Short-Term Opportunity Fund I shown in the Prior Performance Tables would have been lower without such arrangements. There is no assurance that Behringer Harvard Holdings or its affiliated entities will engage in such activities with respect to its sponsored investment programs in the future.

        Co-Investor Arrangements.    Behringer Harvard Holdings sponsored private offerings from 2003 through 2005 for eight single asset co-investment arrangements structured as tenant-in-common programs ("TIC Programs"). Behringer Harvard Strategic Opportunity Fund I sponsored one TIC Program. As of December 31, 2008, Behringer Harvard REIT I had acquired all TIC interests where it had been the largest TIC owner in four TIC Programs and remains the largest tenant-in-common investor in two TIC Programs. Behringer Harvard Strategic Opportunity Fund I owns a tenant-in-common interest in the one TIC Program it sponsored, and the remaining TIC Program is owned by tenant-in-common investors with a small interest owned by Behringer Harvard Holdings. The remaining TIC Program sold its property in 2008.

        Investors in five of the TIC Programs received a positive total return on their investment including investors in one TIC Program who received a total return above what was projected in its private placement offering memorandum. In general, the current economic crisis has adversely affected the operating performance of the remaining four TIC Programs.

        One of the TIC Programs, Beau Terre Office Park ("Beau Terre"), has substantially underperformed relative to projections which were based on representations made by the seller and its agents related to its operating expenses and revenues that Behringer Harvard Holdings believes to be false. Behringer Harvard Holdings is currently engaged in a lawsuit where it has received settlements for the TIC investors while it remains in dispute with the former on-site property manager. The tenant-in-common investors have received substantial settlement consideration and are no longer party to this suit.

        As of June 30, 2010, the Beau Terre mortgage loan was in default and had an outstanding balance of approximately $35.5 million. Behringer Harvard Holdings, on behalf of the owners of Beau Terre, is in discussions with the lender on this loan to potentially restructure the debt. However, there is no assurance that this TIC Program will be able to restructure the debt, which could result in foreclosure or a transfer of ownership of the property to the lender.

        Several Behringer Harvard sponsored investment programs have made portfolio investments under co-investment arrangements, generally as partnerships. Certain of these co-investors have threatened claims against these investment programs and their sponsor where current economic conditions have resulted in these investments underperforming expectations. Other than as to Behringer Harvard Opportunity REIT I, which has been sued by a co-investor in one such circumstance, none of these threats have resulted in lawsuits. While there is not believed to be any merit in this lawsuit or any of the threats, the defense and any settlement of these claims may negatively impact returns to the investors in these investment programs.

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  Filed pursuant to 424(b)(3) Registration No. 333-140887
BEHRINGER HARVARD OPPORTUNITY REIT II, INC. SUPPLEMENT NO. 6B DATED NOVEMBER 4, 2010 TO THE PROSPECTUS DATED APRIL 29, 2010
Investment in the Florida MOB Portfolio
Courtyard by Marriott at Kauai Coconut Beach Hotel
Archibald Business Center Financing
Prior Performance Summary